

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05045428

February 18, 2005

Richard D. Schepp
Executive Vice President
General Counsel/Secretary
Kohl's Corporation
Corporate Offices
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/18/2005

Re: Kohl's Corporation

Dear Mr. Schepp:

This is in regard to your letter dated February 17, 2005 concerning the shareholder proposal submitted by the United Brotherhood of Carpenters Pension Fund for inclusion in Kohl's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Kohl's therefore withdraws its February 9, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel



RECD S.E.C.
FEB 2 3 2005
1083

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters
Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

KOHL'S

February 17, 2005

VIA AIRBORNE EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: United Brotherhood of Carpenters Pension Fund Shareholder Proposal

Ladies and Gentlemen:

By letter dated February 9, 2005, Kohl's Corporation, a Wisconsin corporation (the "Company") requested confirmation that the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action to the Commission if the Company omitted a shareholder proposal from the United Brotherhood of Carpenters Pension Fund ("the Proponent") from its proxy statement and form of proxy for the Company's 2005 Annual Meeting of Shareholders pursuant to Rule 14a-8(e)(2) of the Securities Exchange Act of 1934, as amended.

In a letter dated February 16, 2005, a copy of which is attached hereto as Exhibit A, the Proponent notified the Company that it had withdrawn its proposal. Accordingly, the Company hereby withdraws its February 9 request.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (262) 703-2787.

Sincerely,



Richard D. Schepp
Executive Vice President
General Counsel/Secretary

cc: Mr. Douglas McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue NW
Washington D.C. 20001

Mr. Edward J. Durkin
Brotherhood of Carpenters,
Carpenters Corporate Governance Project
101 Constitution Avenue NW
Washington D.C. 20001

EXHIBIT A



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA FACSIMILE 262-703-7274]

February 16, 2005

Richard D. Schepp
Corporate Secretary
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051

Dear Mr. Schepp:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby withdraw the stock option expensing shareholder proposal ("Proposal") submitted by the Fund to Kohl's Corporation ("Company") on January 25, 2005. Please excuse any inconvenience due to the late filing of the Proposal.

Sincerely,

Edward J. Durkin

cc. Douglas J. McCarron

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

KOHL'S

February 9, 2005

VIA AIRBORNE EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Shareholder Proposal

Ladies and Gentlemen:

Kohl's Corporation, a Wisconsin corporation (the "Company"), respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action to the Commission if the Company omits the shareholder proposal described below (the "Proposal") from its proxy statement and form of proxy for the Company's 2005 Annual Meeting of Shareholders (the "2005 Proxy"), pursuant to Rule 14a-8(e)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

In addition, as discussed below, because the Proposal was submitted eight weeks late, the Company requests that the Staff waive the requirement under Rule 14a-8(j)(1) that this letter be submitted at least 80 calendar days before the date of the Company's filing of its definitive proxy materials with the Commission.

I. The Proposal

On January 25, 2005, the Company received facsimile correspondence from the United Brotherhood of Carpenters Pension Fund ("the Proponent") requesting, pursuant to Rule 14a-8 of the Exchange Act, that the Company include the Proposal in the 2005 Proxy. The Proposal requests the Company's Board of Directors to "establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company." A copy of the Proposal and the January 25, 2005 correspondence from the Proponent is attached hereto as **Exhibit A**.

On January 31, 2005, the undersigned advised the Proponent of the fact that the Proposal was not timely. A copy of the January 31 letter, which was sent via facsimile and overnight courier, is attached hereto as **Exhibit B**.

CORPORATE OFFICES • N56 W17000 RIDGEWOOD DRIVE • MENOMONEE FALLS, WISCONSIN 53051 • (262) 703-7000

II. Grounds for Omission

The Company believes that the Proposal may be excluded from the 2005 Proxy because, in violation of Rule 14a-8(e)(2), the Proponent has submitted the Proposal in an untimely manner.

Rule 14a-8(e)(2) states that a shareholder proposal "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting" for the submission of such proposal to be deemed timely for Rule 14a-8 purposes. In the Company's proxy statement distributed to shareholders in connection with its 2004 annual meeting of shareholders, the Company informed shareholders that proposals must be received no later than November 30, 2004 to be considered for inclusion in the proxy materials to be distributed in connection with the 2005 Annual Meeting of Shareholders. This date was calculated in accordance with Rule 14a-8(e)(2) and remains effective because the 2005 annual meeting date has not been changed to a date more than thirty days from the date of the 2004 annual meeting.

The Proposal was received by the Company on January 25, 2005, eight weeks after the November 30, 2004 submission deadline. Because the Proponent failed to submit the Proposal within the time frame required under Rule 14a-8(e)(2), the Proposal may properly be excluded from the 2005 Proxy.

III. Request for Relief from Rule 14a-8(j)(1)

The Company also respectfully requests that the Staff waive the requirement under Rule 14a-8(j)(1) that the Company file its reasons for excluding the Proposal no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j)(1) provides that the Staff may grant relief from the 80-day deadline upon a showing that good cause exists for missing the deadline.

As discussed above, the Proposal was submitted by the Proponent nearly eight weeks after the submission deadline. The Proposal was received just 92 days prior to the Annual Meeting of Shareholders itself. Although the Company has not set a precise date for the filing of its 2005 Proxy with the Commission, this letter is clearly being submitted to the Staff less than 80 calendar days before such filing. Accordingly, the Company is requesting a waiver of such 80-day period.

IV. Conclusion

Based on the foregoing, the Company hereby respectfully requests that the Division agree that it will not recommend any enforcement action if the Proposal is omitted from the Company's 2005 Proxy. Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and the Proposal. The Company, by copy of this letter, is notifying the Proponent of its intention to omit the Proposal from its 2005 Proxy pursuant to Rule 14a-8(e)(2).

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (262) 703-2787.

Sincerely,



Richard D. Schepp
Executive Vice President
General Counsel/Secretary

cc: Mr. Douglas McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue NW
Washington D.C. 20001

Mr. Edward J. Durkin
Brotherhood of Carpenters,
Carpenters Corporate Governance Project
101 Constitution Avenue NW
Washington D.C. 20001

EXHIBIT A


UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

United Brotherhood of Carpenters
and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin

Telephone: 202-546-6206 EXT 221

Fax: 202-543-4871

■DATE
Tuesday, January 25, 2005

■TO
Richard D. Schepp
Corporate Secretary
Kohl's Corporation

■SUBJECT
Shareholder Proposal

■FAX NUMBER
262-703-7274

■FROM
Ed Durkin

■NUMBER OF PAGES (INCLUDING THIS COVER SHEET)
4

FAX TRANSMISSION ■



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA FACSIMILE 262-703-7274]

Richard D. Schepp
Corporate Secretary
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051

January 25, 2005

Dear Mr. Schepp:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Kohl's Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the Company's stock option expensing. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 5,600 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Stock Option Expensing Proposal

Resolved: That the stockholders of Kohl's Corporation ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Supporting Statement: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report. (Financial Accounting Standards Board Statement 123) Many companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. We believe that the lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

"The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail*, "Expensing Options is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom—examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings.
>
> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings.

> Without blushing, almost all CEOs have told their shareholders that options are cost-free...
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Bear Stearns recently reported that more than 483 companies are expensing stock options or have indicated their intention to do so. 113 of these companies are S&P 500 companies, representing 41% of the index based on market capitalization. (Bear Stearns Equity Research, February 12, 2004, "Companies that currently expense or intend to expense using the fair value method.")

This Fund and other Building Trades' union pension funds have sponsored numerous expensing proposals over the past two proxy seasons. Majority votes in support of the proposals were recorded at over fifty companies, including Georgia-Pacific, Thermo Electron, Apple Computer, Intel, IBM, Novell, PeopleSoft and Kohl's. We urge your support for this important reform.

EXHIBIT B

KOHL'S

Writer's Direct Dial: (262) 703-2787
Facsimile: (262) 703-7274
E-mail: richard.schepp@kohls.com

January 31, 2005

Via Facsimile (202) 543-4871
& Overnight Courier

Mr. Douglas McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue NW
Washington D.C. 20001

Re: Shareholder Proposal

Dear Mr. McCarron:

This letter will confirm receipt of your January 25, 2005 letter and shareholder proposal. As stated in Kohl's 2004 proxy statement, the deadline for submission of shareholder proposals to be included in Kohl's proxy materials for its 2005 annual meeting of shareholders was November 30, 2004. As you know, the inclusion of shareowner proposals in proxy statements is governed by the rules of the United States Securities and Exchange Commission, specifically Rule 14a-8. Like other public companies, Kohl's strictly adheres to the requirements set forth in those rules, and we therefore will not be including your proposal in our proxy materials, as it was not submitted on or before the deadline for inclusion as required by Rule 14a-8(e)(2).

Unless I receive a written letter of withdrawal by February 4, 2005, I will be forced to submit a "no action" letter request to the SEC. I am hopeful that this formality can be avoided.

Call me if you have any questions.

Sincerely,



Richard D. Schepp
Executive Vice President,
General Counsel/Secretary

cc: Mr. Edward J. Durkin
Brotherhood of Carpenters,
Carpenters Corporate Governance Project
101 Constitution Avenue NW
Washington D.C. 20001